[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]




February 17, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 35-61
Washington, D.C.  20549-4631

Attention: Sara D. Kalin, Esq., Branch Chief--Legal
Hanna Teshome, Esq.


Re: Morgan Stanley Capital I Inc. (the "Registrant")
      Registration Statement on Form S-3
            Filed December 23, 2005
            File No. 333-130684

Ladies and Gentlemen:

This letter is being sent to you on behalf of the Registrant in response to your comment letter dated January 20, 2006. Each heading and numbered response below corresponds to the same heading and numbered comment in your letter (which we have set forth in italics). References to "Registration Statement" refer to the initial filing of the Registration Statement made on December 23, 2005 and references to "Am. No. 1" refer to Pre-Effective Amendment No. 1 to the Registration Statement, filed on the date of this letter.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

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Securities and Exchange Commission
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      We confirm on behalf of the Registrant that to the extent the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor (as defined in Item 1101 of Regulation AB (17 CFB 229.1101)) are or were at any time during the twelve calendar months preceding the filing of the Registration Statement subject to the requirements of Section 12 or 15(d) of the Exchange Act (15 U.S.C. 78l or 78o(d)) with respect to a class of asset-backed securities involving the same asset class, the depositor and each such issuing entity have filed all material required to be filed regarding the related asset-backed securities pursuant to Section 13, 14 or 15(d) of the Exchange Act (15 U.S.C. 78m, 78n or 78o(d)) for such period (or such shorter period that each such entity was required to file such materials). Such material has been filed in a timely manner, except as otherwise permitted under General Instruction I.A.4. of Form S-3. The CIK codes of the affiliate of the Registrant that has offered a class of asset-backed securities involving residential mortgage-backed securities is 0001030442 for Morgan Stanley ABS Capital I Inc.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

      All material terms to be included in the finalized material agreements will be disclosed in the final Rule 424(b) prospectus to the extent required under the Securities Act of 1933, as amended (15 U.S.C. 77a-77aa).

3. We note your disclosure on pages 38 and 78 of the first base prospectus indicating that you may use several specific types of credit enhancement or "another type of credit support" as specified in the related prospectus supplement. We also note your disclosure on the cover page of the second base prospectus indicating that trust funds may include several different types of specific assets "as well as other property described in the accompanying prospectus supplement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness,: except for information that is not known or reasonably available. Please revise the base prospectus to describe the credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.

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Securities and Exchange Commission
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      The Registrant has deleted the words "or another type of credit support"
      from the section in the first base prospectus entitled "Description of the Trust Funds - Credit Support." The Registrant has also deleted the language cited by the staff on the cover page of the second base prospectus. Each base prospectus, as revised (if applicable), describes the forms of credit enhancement which are contemplated to the extent known to the Registrant.

4. While we note the disclosure and the fee table you have provided in this section, please expand your disclosure to provide more specific information regarding the fees payable to the trustee, the custodian and the securities administrator. We note that these fees will be paid by the master servicer but the amounts or formulas for determining these fees is not clear. Refer to Item. 1113(c) of Regulation AB.

      The first prospectus supplement has been revised in response to the Staff's comments. See "Servicing of the Mortgage Loans -- Servicing Compensation and Payment of Expenses; Master Servicing Compensation; Administration Fees" in the first prospectus supplement.

5. If available, please provide us with a copy of any updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with Regulation AB. Additionally, ensure that your filing is updated to reflect the material terms of these changes. For example, while we note your disclosure on page 32 indicating that each servicer will provide an assessment of compliance that indicates they used the criteria in Item 1122(d) to assess compliance, we also note a reference to the Uniform Single Attestation Program in the third full paragraph on page 31. Please revise as necessary or advise.

      An updated form of pooling and servicing agreement for each of (i) residential mortgage pass-through certificates and (ii) commercial mortgage pass-through certificates is being filed as an exhibit to Am. No.
      1. The Registrant has revised the first prospectus to comply with item 1122 of Regulation AB. See "Servicing of the Mortgage Loans -- Evidence as to Compliance" in the first prospectus supplement.

6. We note your reference to "net proceeds" in the "Use of Proceeds" section. Please disclose the amount of expenses payable from offering proceeds. Refer to Item 1107(j) of Regulation AB.

      It is not expected that the expenses incurred in connection with the selection and acquisition of the pool assets will be payable from offering proceeds. However, in the event that such expenses will be so payable the disclosure required under Item 1107(j)

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Securities and Exchange Commission
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      will be included in the related prospectus supplement. The second prospectus supplement contains bracketed language for the disclosure under
      Item 1107(j) of Regulation AB in the section titled "The Issuing Entity" (page S-89 of the prospectus supplement), to be used in such event.

First Prospectus Supplement (Residential)

Cover Page

7. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity. In this regard, please revise your cover page, including the second paragraph on the left side of the cover page, to refer to the issuing entity. Refer to Item 1102(d).

      The Registrant has revised the cover of the first prospectus supplement.

8. While we note your disclosure regarding optional termination, please revise to identify any other events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds or advise. Refer to Item 1103(a)(3)(vii) of Regulation AB.

      The Registrant has revised the first prospectus supplement. See "Summary -- Offered Certificates -- Distribution Parties" and "-- Credit Enhancement -- Shifting Interests" in the prospectus supplement.

Description of the Mortgage Loans

Loan Purchasing Guidelines and Underwriting Standards, page 25

9. We note that neither the Depositor nor the underwriter makes any representations or warranties as to the accuracy or completeness of the information in this section. Please note that a disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise here, and delete any other similar disclaimers in the filing.

      The first prospectus supplement has been revised in response to the staff's comments. See "Description of the Mortgage Loans -- Loan Purchasing Guidelines and Underwriting Standards."

Underwriting Standards - [Third Party Originator] page 26

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10.   While we note the bracketed language you have provided, the information you intend to provide is unclear. Please revise to clarify that you will provide all information required by Item 1110 of Regulation AB with respect to third party originators.

      The first prospectus supplement has been revised in response to the staff's comments. See "Description of the Mortgage Loans -- Underwriting Standards -- [Third Party Originator]."

Servicing of the Mortgage Loans

Servicing and Collection Procedures, page S-28

11. Your disclosure indicates that several different servicers will service the assets. While we note that you have provided bracketed information in the summary section and on page 27 indicating that certain information regarding each servicer will be provided, please revise to include disclosure confirming that all information required by Item 1108(a) of Regulation AB will be provided for each servicer.

      The first prospectus supplement has been revised in response to the staff's comments. See "Structural Overview" preceding the Table of Contents in the prospectus supplement.

12. As a follow-up to the comment above, please expand your disclosure in this section to provide all of the information called for by Item 1108(b) of Regulation AB. Additionally, while we note that you have provided some of the information required by Item 1108(c), such as information regarding collection on the assets, please ensure that your next filing includes all of the information required by Item 1108(c) or advise. For example, we note that servicers will be required to make advances and that they may waive or modify the terms of the underlying loan documents. To the extent material, you should provide statistical information regarding servicer advances and discuss any material effects the ability to waive or modify terms may have on the potential cash flows from the assets.

      The first prospectus supplement has been revised in response to the staff's comments. See "The Servicers -- General." The Registrant will provide statistical information regarding advances on the pool assets and the servicer's overall portfolio for the past three years to the extent material.

The Issuing Entity, page S-36

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13.   We note that in both this section and the section below regarding the trustee, you have provided bracketed language indicating that you may include information required by Items 1117 and 1119 of Regulation AB. As you appear to have already provided bracketed language responsive to
      Item 1117 on page 65, it is unclear whether the bracketed information on this page was meant to refer to Items 1107 and 1109 of Regulation AB (regarding the issuing entity and the trustee) or whether you planned to provide information regarding affiliations between the parties, as called for by Item 1119 of Regulation AB. Please revise to clarify. Additionally, ensure that your revised prospectus supplement includes a separate section discussing the affiliations between the transaction parties, as required by Item 1119 of Regulation AB.

      In response to the staff's comments, the Registrant has revised the first prospectus supplement. See "The Issuing Entity." The Registrant will describe, to the extent known or material, any affiliations described in
      Item 1119. We note that Regulation AB does not require all Item 1119 disclosure to be located in a separate section that contains only Item 1119 disclosure. Since in each prospectus supplement the disclosure regarding various material transaction parties is typically provided in a separate section specific to that party (see, e.g., "The Servicers" and "The Trustee" in the first form of prospectus supplement included in the registration statement), any Item 1119 disclosure relating to those parties may be provided in the section that contains the specific disclosure relating to that party.

First Base Prospectus (Residential)

General

14. We note your disclosure on page 18 regarding the possibility of a prefunding period. If you plan to use a prefunding period, please revise your base prospectus to include a separate section discussing this option and revise your prospectus supplement to provide bracketed language in the summary with the disclosure required by Item 1103(a)(5) of Regulation AB. This comment also applies to your second base prospectus, which refers to both a prefunding and revolving period on page 7.

      The Registrant has revised the first base prospectus and the first prospectus supplement in response to the staff's comments. See "Description of the Agreements -- Pre-Funding Account" in the prospectus.

Important Notice about information Presented in this Prospectus ..., page 2

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      With respect to the second base prospectus, The Registrant has not to date used such a feature in a CMBS transaction, and is unaware of any other
      CMBS issuance that has used such a feature. Accordingly, the Registrant cannot predict the specifics of how such a structure will be used in a CMBS issuance; but if such a structure is used, the related prospectus supplement will include the disclosure required by Regulation AB.

15. We note your disclosure that if the terms of the certificates vary between the prospectus and related prospectus supplement, you should rely on the information in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

      The Registrant has revised the first base prospectus and the first prospectus supplement in response to the staff's comments. See "Important Notice about Information Presented in this Prospectus and the Accompanying Supplement" preceding the Table of Contents in the prospectus. The Registrant has also made a conforming revision in the second base prospectus.

      Cash Flow Agreements, page 38

16. We note your reference to "swap agreements." Please revise to clarify that these agreements are limited to interest rate or currency agreements, or otherwise advise us how the anticipated agreements would meet the definition of an asset backed security. Please refer to Section III.A.2.a of SEC Release No. 33-8518 and to Item 1115 of Regulation AB for a description of permissible derivative products.

      The Registrant believes that the securities proposed to be registered under this Registration Statement are eligible for Form S-3. Payments on the securities are not based primarily on the performance of assets or indices not included in the pool. The return on the securities will still be based primarily on the performance of the Mortgage Loans.

17. We note your disclosure in the last bullet-point on page 38 regarding loans that may be secured by mortgaged properties located outside the United States. Please revise to provide the disclosure required by Item 1100(e) of Regulation AB or advise. Alternatively, delete this disclosure.

      The first base prospectus has been modified to delete the disclosure the staff identified under "Description of the Trust Funds--Cash Flow Agreements and Derivatives" in the first base prospectus.

Mortgage-Backed Securities, page 36

18. We note that you may include mortgage-backed securities in the asset pool. Please revise to disclose how you intend to comply with the provisions of Rule 190 of the Securities Act. Refer to Section III.A.6 of SEC Release 33-8518. Additionally, please expand your disclosure regarding government securities to better describe the nature

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Securities and Exchange Commission
February 17, 2006


      of these securities. For example, are you referring to mortgage-backed securities guaranteed by Ginnie Mae, Fannie Mae and Freddie Mac or are you referring to other "government securities"?

      The prospectus supplement and the prospectus have been modified to provide a description of the disclosure in connection with including mortgage-backed securities in the pool. The Registrant has also clarified the definition of government security. See "Summary -- [Agency Securities/Private Mortgage-Backed Securities]," "Description of the Mortgage Loans -- General" and "Method of Distribution" in the first prospectus supplement and "Description of the Trust Funds -- Mortgage-Backed Securities" in the first base prospectus. Also, see "Description of Trust Funds -- Government Securities" in the first base prospectus.

19. As a follow-up to the comment above, we note that your prospectus supplement does not contemplate an offering of securities backed by a pool of other securities. Rather, it appears to contemplate the securitization of residential mortgages. Please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.

      In connection with our response to your comment 18 above, we have included a placeholder for additional information to be included in the prospectus supplement. See the sections of the first prospectus supplement and the first base prospectus cited in response to comment 18 above.


Second Prospectus Supplement (Commercial)

General

20. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, Registrant, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

      We have added in brackets a separately captioned subsection entitled "Certain Legal Proceedings," which will be used to the extent that any such legal proceedings exist. We note that Regulation AB does not require all of Item 1117 disclosure to be located in a separate section that contains only Item 1117 disclosure.

21. Please add bracketed disclosure to indicate that you will provide the static pool information required by Item 1105 of Regulation AB.

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      The Registrant believes static pool data is not material to the
      Registrant's transactions, for the reasons set forth below. We note, however, that it is possible, although the Registrant believes unlikely, that, in the future, circumstances could arise in which static pool data might be material to a particular transaction. In that event, the Registrant will include static pool data in the related prospectus supplement.

      The disclosure on page S-47 of the Registration Statement (now on page S-36 of Am. No. 1) sets forth the reasons that the Registrant believes static pool information is not material to the Registrant's CMBS offerings. The requirement to provide static pool data is based on the premise that such information is predictive in nature--that an investor would benefit in connection with its investment decision by knowing how previous pools of assets have performed. The Registrant does not believe that the pools that back CMBS fit that criteria, because knowledge of how previous disparate pools of commercial mortgage loans have performed is not predictive of, or relevant to, another different (and perhaps substantially different) pool of mortgage loans. Unlike in CMBS offerings, static pool data may in some circumstances be material to investors in asset backed securities offerings containing high numbers of relatively homogenous assets underwritten to specified guidelines (such as residential mortgage loans, credit card receivables and automobile loans). In these types of asset backed securities transactions, investors rely, in part, on their assessment of the originator's underwriting ability, as shown by its disclosed underwriting criteria for asset origination and by performance of its prior originations, to judge the credit quality of the assets that are included in a particular transaction. The homogeneity of loans across pools and the use of established underwriting criteria for each pool make pool to pool comparisons material.

      In contrast, CMBS transactions include relatively fewer numbers of assets, and such assets are typically non-homogenous. Each income-producing real property represents a separate and distinct business venture; and, as a result, each of the multifamily and commercial mortgage loans included in a CMBS offering requires a unique underwriting analysis. Moreover, credit underwriting for commercial mortgage loans differs fundamentally from credit underwriting for financial assets used to provide consumer credit. Credit decisions as to secured consumer credit receivables are based on the creditworthiness of the borrower as well as collateral value. Credit decisions with respect to unsecured consumer credit receivables are based primarily on the creditworthiness of the borrower, since there is no collateral. For consumer credit financial assets, it is the borrower's income that is expected to service the debt, rather than income from any collateral. By contrast, debt service on most commercial mortgage loans is expected to be paid from income produced by the related real property, and credit decisions are

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Securities and Exchange Commission
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      therefore made primarily by evaluating the actual or potential income of the property as well as the value of the property. Most CMBS loans are non-recourse loans to single purpose entity borrowers, so that the borrowers' credit quality is almost entirely irrelevant. Evaluation of a commercial real estate project will instead be based on historical and expected future income and expenses of the property, and an assessment of event risks that may affect such income and expenses. It will also be based on an assessment of the ability of the net operating income of the property to service the scheduled payments on the loan (the "debt service coverage ratio") and the ratio of the loan amount to the appraised value of the property (the "loan-to-value ratio"), which is an indicator of whether a sale or refinancing of the mortgage loan will result in sufficient funds to repay the principal balance of the loan remaining at maturity.

      Accordingly, the disclosure in CMBS offerings focuses on the individual traits of each commercial loan and the related property, rather than focusing on uniform underwriting criteria or on past performance of other pools originated by the sponsor. For example, publicly offered CMBS transactions typically disclose the net operating income, underwritten net cash flow, debt service coverage ratio and loan-to-value ratio of the property (or group of properties) securing each underlying mortgage loan. In addition, CMBS offerings typically provide investors with information to help them evaluate the likelihood of the continued performance of the properties, such as property type, location, age of property, and information about the largest tenants at the property as well as disclosure about the risk factors for investing in properties of the types included in the pools. Other types of asset backed securities transactions have less comprehensive disclosure because there is no analogous information collected or evaluated in the credit process. In CMBS offerings, investors and rating agencies assess the individual credit quality of the underlying assets in a manner that would be impracticable and unnecessary for securities backed by more granular assets underwritten to specified actuarial parameters.

      The immateriality of static pool information in CMBS offerings is reinforced by the fact that rating agencies do not request static pool information for prior pools when assigning a rating to a CMBS offering. Instead, they review detailed asset summaries describing each loan and related mortgaged property and assign ratings to securities based on this review and numerous traits of each individual loan and property. In effect, rating agencies re-underwrite many of the mortgage loans in a CMBS pool and size credit enhancement for each tranche of CMBS based on their own assessment of the creditworthiness of loans re-underwritten by them. In contrast, the rating agencies require information regarding prior pool performance in residential mortgage backed securities offerings where it would be virtually impossible to re-underwrite

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Securities and Exchange Commission
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      individual mortgage loans. The Registrant believes that the historic focus of rating agencies and investors upon the traits of the individual commercial loans and mortgaged properties that comprise the securitized pool is appropriate and that the performance of prior pools of commercial mortgage loans is immaterial.

      Moreover, the Registrant believes that due to the heterogeneous nature of CMBS offerings, disclosure of static pool data in such offerings would not be predictive of future results. As we indicated in the disclosure on page S-47 of the prospectus supplement included in the Registration Statement (now on page S-36 of Am. No. 1), although there may be certain common factors affecting the performance and value of income-producing real properties in general, those factors do not apply equally to all income-producing real properties and, in many cases, there are unique factors that will affect the performance and/or value of a particular income-producing real property. Moreover, the effect of a given factor on a particular real property will depend on a number of variables, including but not limited to property type, geographic location, competition, sponsorship and other characteristics of the property and the related mortgage loan. Furthermore, the performance of a pool of mortgage loans originated and outstanding under a given set of economic conditions may vary significantly from the performance of an otherwise comparable mortgage pool originated and outstanding under a different set of economic conditions. Because of the highly heterogeneous nature of the assets in CMBS transactions, static pool data for prior securitized pools, even those involving the same asset types (e.g., hotels or office buildings), often will not be indicative of the performance of other pools, since the economics of the properties and terms of the loans may be materially different. In particular, static pool data showing a low level of delinquencies and defaults would not be indicative of the performance of any pools of mortgage loans originated by the same sponsor or sponsors. Accordingly, the Registrant believes that investors should evaluate the mortgage loans underlying each series of offered certificates independently from the performance of other pools of mortgage loans of the same sponsor. Encouraging investors to focus on a sponsor's prior origination experience in a context where so much more relevant disclosure is available may cause investors to improperly substitute reliance on the sponsor's track record for an independent evaluation by such investor of information that is much more directly pertinent. Here, more than ever, past performance is not necessarily indicative of future performance.

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      We note that during the comment period for Regulation AB, participants in the CMBS industry sent comment letters to the Commission taking the position that static pool data was not material in the context of CMBS offerings. See for example, the letter of the Commercial Mortgage Securities Association dated July 12, 2004 and the letter of the American Securitization Forum dated July 30, 2004. The instructions to item 1105 require provision of static pool information "unless the Registrant determines that such information is not material." In the final release adopting Regulation AB, the Commission stated, that while it did not believe it appropriate to exclude particular asset classes or transactions from the static pool information requirement in their entirety in lieu of requiring issuers to make a materiality determination, "in all instances disclosure was conditioned on what would be material for the particular asset class, sponsor and asset pool involved...We recognize.. that there may be transactions where static pool data is not material." Accordingly, the Registrant respectfully submits that static pool data for CMBS should not be required to be included in the registration statement or prospectus.

Summary, page S-10

22. The summary section should be just that, a summary. Please revise this section to provide brief and concise information in the summary and to include cross-references, as appropriate, to the detailed discussions in the document. Please refer to Item 503(a) of Regulation S-K and Item 1103(a) of Regulation AB.

      The summary has been revised in response to this comment.

23. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to
      Item 1103(a)(3)(vi) of Regulation AB.

      A graphic illustration of the flow of funds and payment priorities was included on page S-28 of the second prospectus supplement in the Registration Statement. Some graphic changes to the chart (see page S-19 of the second prospectus supplement in Am. No. 1) have been made to make it more readable.

24. Your summary section and the related disclosure throughout the document should clearly indicate the percentage of the asset pool represented by the securities you reference in the second, third and fourth bullet-points on page 10. Please revise accordingly.

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      Bracketed language has been added on pages S-5 and S-135 of the second prospectus supplement in Am. No. 1 setting forth this disclosure. To date the asset pools in the Registrant's transactions under the CMBS portion of the shelf have solely included commercial and multifamily mortgage loans (some of which are subject to defeasance by the borrower with United States obligations), and not the other types of assets listed. If the Registrant determines to use the other types of assets listed in any of its transactions in the future, appropriate disclosure will be provided, including disclosure regarding the composition of the pool.

The Credit Enhancement/Liquidity Facility, page 15

25. Please revise to include more information regarding the type of credit facility you contemplate using in the transaction. Additionally, we note your reference to a "derivatives instrument" in this section, even though you have a separate section regarding your interest rate swap. Please revise to confirm that any additional derivatives instrument you plan to use would be limited to interest rate or currency agreements. Finally, we note that your related disclosure on page 140 indicates that you will provide any information required by Item 1114 of Regulation AB with respect to the credit enhancement or derivatives provider. Please note that if you plan to use derivatives, you are required to provide the information called for by Item 1115 of Regulation AB. Revise accordingly.

      The indicated disclosure on page S-15 of the second prospectus supplement (on page S-10 in Am. No. 1) and the similar disclosure on page S-140 (page S-128 in Am. No. 1) titled "[The [Identify Credit Enhancement, Liquidity or Derivatives Instrument]]" is intended to cover credit support instruments, including credit derivatives, of the type contemplated by
      Item 1114 of Regulation AB, and not derivatives of the type contemplated by Item 1115 of Regulation AB.

      The disclosure on pages S-15 of the second prospectus supplement in the Registration Statement titled "[Swap Counterparty]" (now on page S-10 of Am. No. 1) and the disclosure titled "[Description of the Swap Contract]" on pages S-136 to S-140 of the second prospectus supplement in the Registration Statement (pages S-124 to S-128 of Am. No. 1) is intended to cover, and provide an example of, an interest rate or currency agreement of the type contemplated by Item 1115.

      The Registrant has included general disclosure regarding each potential type of credit support instrument contemplated by Item 1114 in the base prospectus, under "Description of Credit Support." The Registrant has not to date used any form of third party credit support instrument of the type contemplated by Item 1114 in its

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Securities and Exchange Commission
February 17, 2006


      transactions. Accordingly, it is not feasible for the Registrant to anticipate what would be the detailed terms of such instruments, or the appropriate detailed disclosure regarding such instruments or the related providers. The Registrant has used subordination and cross-support provisions among classes of certificates as credit support. See "Description of the Offered Certificates--Distributions--Application of the Available Distribution Amount", commencing on page S-104 of the second prospectus supplement in Am. No. 1, and "Description of the Offered Certificates--Subordination; Allocation of Losses and Certain Expenses" on page S-112 of the second prospectus supplement in Am. No. 1, for disclosure regarding subordination and cross-support provisions.

      Any use of a derivative in the Registrant's CMBS transactions will be of a type contemplated by either Item 1114 or Item 1115. We note that Item 1114 of Regulation AB contemplates the use of "any derivatives whose primary purpose is to provide credit enhancement related to pool assets or the asset-backed securities." Section III.A.2 of the adopting release for Regulation AB states that synthetic securitization transactions are prohibited, but that interest rate or currency swaps covering either or both of the principal payments or interest payments on assets in the pool and that are designed to reduce or alter risk resulting from those assets are permitted, provided that the return on the ABS is still based primarily on the performance of the financial assets in the pool. The adopting release also provides in footnote 68 that certain types of credit derivatives are permissible, for example, if they reduce credit risk by referencing assets actually in the asset pool.

Second Base Prospectus (Commercial)

Summary, page 1

One or More Trust Assets May Also Back Additional Certificates, page 8

26. We note that one or more trust assets backing any series of certificates may also back "subsequently issued classes of certificates of the same series." Please revise to better explain what subsequent issuances you plan to make and disclose whether the securities issued in any such subsequent issuance would be subordinate to the classes offered under the registration statement.

      The Registrant has not to date used in a CMBS transaction, and is unaware of any other CMBS issuance that has used, one of the features described on page 8 of the second base prospectus included in the Registration Statement and on page 6 of the second base prospectus in Am. No. 1. In the event that the Registrant uses such a

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Securities and Exchange Commission
February 17, 2006


      feature, such feature will be structured so that the related certificates will fall within the definition of "asset-backed security" in Item 1101(c) of Regulation AB, including by using one of the exceptions to the "discrete pool" requirement set forth in Item 1101(c)(3).

Description of the Certificates

Distributions of Interest on the Certificates, page 46

27. We note that the classes of securities may have different pass-through rates, including floating, variable or adjustable rates. Please expand your disclosure in the base prospectus to identify the indices on which these rates may be based. Additionally, please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of SEC Release 33-8518.

      Disclosure has been added on page 41 of the base prospectus in Am. No. 1 listing indexes that may be used, and confirming that any other index used will be specified in the related prospectus supplement and will be an index similar to that used in an interest rate or currency exchange agreement.

Very truly yours,

/s/ Anna H. Glick

Anna H. Glick
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